UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Vitamin Shoppe, Inc.
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

92849E101
(CUSIP Number)

Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
George J. Mazin
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

July 31, 2015
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  [   ]

(Page 1 of 22 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	SCHEDULE 13D	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,314,215 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,314,215 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,215 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.42%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 416,692 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 416,692 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,692 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1.40%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,594 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,594 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,594 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.26%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,258 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,258 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,258 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.17%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP181	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,100 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,100 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,100 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.06%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,501 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,501 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,501 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.04%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,973,288 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,973,288 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,288 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.63%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 92849E101	SCHEDULE 13D	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,973,288 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,973,288 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,288 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.63%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,973,288 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,973,288 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,288 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.63%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 11 of 22 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,973,288 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,973,288 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,288 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.63%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 92849E101	SCHEDULE 13D	Page 12 of 22 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, par value $0.01 per share (“Common Shares”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2101 91st Street, North Bergen, New Jersey 07047.

Item 2.	IDENTITY AND BACKGROUND

(a) This Amendment No. 1 to Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company (“ROF”); (iii) Black Diamond Relative Value Cayman, L.P., a Cayman Islands exempted limited partnership (“RVC”); (iv) Black Diamond Offshore Ltd., a Cayman Islands exempted company (“OFF”); (v) Black Diamond SRI Offshore Ltd., a Cayman Islands exempted company (“SRI”); (vi) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company (“AOF” and together with DOF, ROF, RVC, OFF and SRI, the “Funds”); (vii) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (viii) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (ix) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (x) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons used approximately $14,666,719 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Common Stock reported herein for investment in the ordinary course of business because they believed that such shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

In addition, the Reporting Persons and their representatives have, from time to time, engaged in discussions and correspondence with management and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. The Reporting Persons intend to continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 92849E101	SCHEDULE 13D	Page 13 of 22 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 1,973,288 Common Shares. Based upon a total of 29,987,938 Common Shares outstanding as of January 24, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 27, 2014, filed with the Securities and Exchange Commission on February 24, 2015, the Reporting Persons’ shares represent approximately 6.63% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,314,215 Common Shares reported herein as owned by DOF, (ii) the 416,692 Common Shares reported herein as owned by ROF, (iii) the 76,594 Common Shares reported herein as owned by RVC, (iv) the 49,258 Common Shares reported herein as owned by OFF, (v) the 18,100 Common Shares reported herein as owned by SRI, (vi) the 11,501 Common Shares reported herein as owned by AOF and an additional 86,928 Common Shares held in the Accounts.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated April 22, 2015.

CUSIP No. 92849E101	SCHEDULE 13D	Page 14 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 31, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 92849E101	SCHEDULE 13D	Page 15 of 22 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 92849E101	SCHEDULE 13D	Page 16 of 22 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 92849E101	SCHEDULE 13D	Page 17 of 22 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST
SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Black Diamond Arbitrage Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	876.00	38.4913	33,744.66	5/6/2015
Buy	875.00	38.3275	33,571.56	5/6/2015
Buy	547.00	36.6224	20,037.93	7/30/2015
Buy	422.00	36.9606	15,598.86	7/30/2015

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	47,083.00	38.4913	1,813,698.37	5/6/2015
Buy	47,082.00	38.3275	1,806,418.64	5/6/2015
Buy	2,803.00	38.8782	108,985.40	5/7/2015
Buy	10,704.00	38.9916	417,473.13	5/7/2015
Buy	1,020.00	39.2164	40,010.93	5/7/2015
Buy	4,225.00	39.0879	165,167.02	5/7/2015
Buy	1,400.00	39.0879	54,729.90	5/7/2015
Buy	1,887.00	39.6501	74,826.34	5/8/2015
Buy	9,837.00	39.6831	390,657.77	5/8/2015
Buy	800.00	39.0966	31,281.97	5/13/2015
Buy	1,033.00	41.0697	42,430.30	5/21/2015
Buy	2,347.00	40.4087	94,853.44	5/27/2015
Buy	1,972.00	39.9601	78,811.17	5/29/2015
Buy	751.00	40.2647	30,243.32	6/3/2015
Buy	1,597.00	38.8913	62,117.17	6/16/2015
Buy	1,221.00	38.9734	47,592.47	6/19/2015
Buy	12,905.00	38.5	497,229.65	6/22/2015
Buy	13,989.00	38.8157	543,552.39	6/22/2015
Buy	1,200.00	39.0264	46,835.88	6/23/2015
Buy	1,221.00	37.84	46,206.91	6/29/2015
Buy	2,254.00	37.3509	84,196.82	6/30/2015
CoverShort	1,560.00	37.3849	58,327.73	7/2/2015
Buy	6,769.00	37.1411	251,431.80	7/7/2015
Buy	3,379.00	36.0933	121,993.05	7/30/2015
Buy	10,247.00	36.4857	374,278.85	7/30/2015
Buy	8,582.00	37.1387	318,754.36	7/30/2015
Buy	29,185.00	36.6224	1,069,116.59	7/30/2015
Buy	22,595.00	36.9606	835,203.84	7/30/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 18 of 22 Pages

MID

Type	Qty	Price	Net Amount	Trade Date
Buy	2,443.00	39.0879	95,503.68	5/7/2015
Buy	1,136.00	39.3821	44,743.66	5/8/2015
Buy	1,022.00	39.1886	40,056.76	5/11/2015
Buy	2,045.00	39.0004	79,762.98	6/23/2015
Buy	511.00	38.7485	19,802.27	6/25/2015
Buy	2,670.00	37.1332	99,154.99	7/7/2015

MII

Type	Qty	Price	Net Amount	Trade Date
Buy	1,857.00	39.0879	72,595.30	5/7/2015
Buy	864.00	39.3821	34,030.39	5/8/2015
Buy	778.00	39.1886	30,493.30	5/11/2015
Buy	1,555.00	39.0004	60,651.06	6/23/2015
Buy	389.00	38.7485	15,074.53	6/25/2015
Buy	2,030.00	37.1332	75,387.51	7/7/2015

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	1,687.00	38.4913	64,985.43	5/6/2015
Buy	1,688.00	38.3275	64,764.34	5/6/2015
Buy	107.00	38.8782	4,160.34	5/7/2015
Buy	404.00	38.9916	15,756.65	5/7/2015
Buy	39.00	39.2164	1,529.83	5/7/2015
Buy	160.00	39.0879	6,254.84	5/7/2015
Buy	71.00	39.6501	2,815.41	5/8/2015
Buy	373.00	39.6831	14,812.99	5/8/2015
Buy	39.00	41.0697	1,601.92	5/21/2015
Buy	89.00	40.4087	3,596.91	5/27/2015
Buy	75.00	39.9601	2,997.38	5/29/2015
Buy	29.00	40.2647	1,167.86	6/3/2015
Buy	60.00	38.8913	2,333.77	6/16/2015
Buy	46.00	38.9734	1,793.00	6/19/2015
Buy	489.00	38.5	18,841.17	6/22/2015
Buy	530.00	38.8157	20,593.52	6/22/2015
Buy	46.00	37.84	1,740.80	6/29/2015
Buy	85.00	37.3509	3,175.13	6/30/2015
Buy	256.00	37.1411	9,509.02	7/7/2015
Buy	129.00	36.0933	4,657.33	7/30/2015
Buy	388.00	36.4857	14,171.97	7/30/2015
Buy	324.00	37.1387	12,034.07	7/30/2015
Buy	1,046.00	36.6224	38,317.49	7/30/2015
Buy	810.00	36.9606	29,940.92	7/30/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 19 of 22 Pages

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	2,128.00	38.8782	82,740.26	5/7/2015
Buy	8,125.00	38.9916	316,887.99	5/7/2015
Buy	773.00	39.2164	30,322.01	5/7/2015
Buy	6,800.00	39.0879	265,830.94	5/7/2015
Buy	1,431.00	39.6501	56,744.30	5/8/2015
Buy	7,468.00	39.6831	296,577.43	5/8/2015
Buy	1,900.00	39.3821	74,835.34	5/8/2015
Buy	1,800.00	39.1886	70,550.06	5/11/2015
Buy	900.00	41.0697	36,967.35	5/21/2015
Buy	900.00	40.4087	36,373.29	5/27/2015
Buy	800.00	39.9601	31,972.08	5/29/2015
Buy	1,000.00	39.1559	39,161.77	6/1/2015
Buy	800.00	39.2906	31,437.19	6/10/2015
Buy	9,544.00	38.5	367,730.32	6/22/2015
Buy	10,344.00	38.8157	401,923.36	6/22/2015
Buy	4,000.00	39.0045	156,032.00	6/23/2015
Buy	2,500.00	38.7264	96,824.75	6/25/2015
Buy	2,700.00	37.3411	100,830.42	6/30/2015
Buy	1,900.00	37.1525	70,596.40	7/7/2015
Buy	2,271.00	36.0933	81,990.59	7/30/2015
Buy	6,888.00	36.4857	251,589.02	7/30/2015
Buy	5,767.00	37.1387	214,199.07	7/30/2015

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Buy	386.00	38.8782	15,008.34	5/7/2015
Buy	1,475.00	38.9916	57,527.36	5/7/2015
Buy	141.00	39.2164	5,530.92	5/7/2015
Buy	1,200.00	39.0879	46,911.34	5/7/2015
Buy	259.00	39.6501	10,270.29	5/8/2015
Buy	1,356.00	39.6831	53,850.96	5/8/2015
Buy	300.00	39.3821	11,816.11	5/8/2015
Buy	300.00	39.1886	11,758.34	5/11/2015
Buy	300.00	40.4087	12,124.43	5/27/2015
Buy	300.00	39.0967	11,730.48	6/9/2015
Buy	1,716.00	38.5	66,117.48	6/22/2015
Buy	1,862.00	38.8157	72,349.31	6/22/2015
Buy	700.00	39.0365	27,328.00	6/23/2015
Buy	300.00	38.8447	11,654.46	6/25/2015
Buy	800.00	37.3537	29,885.76	6/30/2015
Buy	1,400.00	37.1626	52,032.54	7/7/2015
Buy	434.00	36.0933	15,668.83	7/30/2015
Buy	1,315.00	36.4858	48,031.43	7/30/2015
Buy	1,103.00	37.1387	40,967.85	7/30/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 20 of 22 Pages

Black Diamond SRI Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	1,100.00	39.0879	43,002.06	5/7/2015
Buy	800.00	39.3821	31,509.62	5/8/2015
Buy	400.00	39.1886	15,677.79	5/11/2015
Buy	1,000.00	39.0251	39,028.60	6/23/2015
Buy	300.00	38.8219	11,647.62	6/25/2015
Buy	800.00	37.2255	29,783.20	7/7/2015
Buy	600.00	37.1933	22,318.08	7/7/2015

WTL

Type	Qty	Price	Net Amount	Trade Date
Buy	354.00	38.4913	13,636.54	5/6/2015
Buy	355.00	38.3275	13,620.46	5/6/2015
Buy	76.00	38.8782	2,955.01	5/7/2015
Buy	292.00	38.9916	11,388.47	5/7/2015
Buy	27.00	39.2164	1,059.11	5/7/2015
Buy	115.00	39.0879	4,495.67	5/7/2015
Buy	52.00	39.6501	2,061.98	5/8/2015
Buy	266.00	39.6831	10,563.68	5/8/2015
Buy	28.00	41.0697	1,150.09	5/21/2015
Buy	64.00	40.4087	2,586.55	5/27/2015
Buy	53.00	39.9601	2,118.14	5/29/2015
Buy	20.00	40.2647	805.41	6/3/2015
Buy	43.00	38.8913	1,672.53	6/16/2015
Buy	33.00	38.9734	1,286.28	6/19/2015
Buy	346.00	38.5	13,331.38	6/22/2015
Buy	375.00	38.8157	14,570.89	6/22/2015
Buy	33.00	37.84	1,248.84	6/29/2015
Buy	61.00	37.3509	2,278.61	6/30/2015
Buy	175.00	37.1411	6,500.30	7/7/2015
Buy	87.00	36.0933	3,140.99	7/30/2015
Buy	265.00	36.4857	9,679.31	7/30/2015
Buy	221.00	37.1387	8,208.42	7/30/2015
Buy	222.00	36.6224	8,132.39	7/30/2015
Buy	173.00	36.9606	6,394.79	7/30/2015

SCHEDULE 13D	Page 21 of 22 Pages

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July __, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 92849E101	SCHEDULE 13D	Page 22 of 22 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President